EXHIBIT 12

PULTEGROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

($000’s omitted)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$(1,234,546)	$(1,975,119)	$(1,682,599)	$(2,496,903)	$1,082,728
Add:
Fixed charges	281,582	261,303	255,621	295,130	316,596
Amortization of capitalized interest	180,918	165,355	210,709	314,998	255,688
Subtract:
Capitalized interest	(264,932)	(234,700)	(220,131)	(240,000)	(261,486)
Distributions in excess (less than) earnings of affiliates	2,601	31,195	14,580	39,038	4,814

Income as adjusted	$(1,034,377)	$(1,751,966)	$(1,421,820)	$(2,087,737)	$1,398,340

Fixed charges:
Interest expensed and capitalized	$269,296	$244,618	$229,157	$260,348	$290,282
Portion of rents representative of interest factor	12,286	16,079	23,810	23,336	25,889
Interest expense related to guaranteed debt of 50% or less owned affiliate (a)	-	606	2,654	11,446	425

Fixed charges	$281,582	$261,303	$255,621	$295,130	$316,596

Ratio of earnings to fixed charges (b)	-	-	-	-	4.42

Note:	The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.

(b)	Earnings for years ended December 31, 2010, 2009, 2008, and 2007 were inadequate to cover fixed charges. Additional earnings of $1.3 billion, $2.0 billion, $1.7 billion, and $2.4 billion, respectively, would have been necessary to bring the ratio to 1.0.

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